

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2016

<u>Via E-mail</u>
Hikmet Ersek
President and Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

   Re: The Western Union Company
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 19, 2016
     File No. 1-32903

Dear Mr. Ersek:

  We refer you to our comment letter dated July 20, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Cecilia Blye

            Cecilia Blye, Chief
            Office of Global Security Risk

cc: Mara Ransom
   Assistant Director
   Division of Corporation Finance